

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 31, 2008

Mr. Dahe Zhang
Chief Financial Officer
Advanced Battery Technologies, Inc.
21 West 39th Street
Suite 2A
New York, NY 10018

> **Re:** **Advanced Battery Technologies, Inc.**
> **Form 10-KSB/A for year ended December 31, 2007**
> **Filed September 2, 2008**
> **File No. 001-33726**

Dear Mr. Zhang:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A as of December 31, 2007

Management's Discussion and Analysis

Results of Operations, page 9

1.   Please expand future filings to describe the substantive reasons for the significant increase in revenues in 2007. In that regard, address the contributions to revenue from significant new customers, new products or new markets and changes in volume with existing customers. If significant, please also address the impact of changes in prices. For instance, it appears that you may have recognized increased revenues from vehicle batteries in 2007. Please apply the substance of this comment when describing changes in revenues in all future periods, including quarters. Refer to Item 303 of Regulation S-K and Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Exchange Act Release 34-48960).

2.   In future filings please expand MD&A to quantify the expected amortization periods for deferred stock-based compensation, separately for employees and non-employees. Please also disclose how you determine the "expected duration of the employment or service of the recipients." For instance, we note that you have previously informed us that employee stock-based compensation is amortized over the vesting period of the award and that non-employee stock-based compensation is amortized based on the service periods from the underlying contracts.

Liquidity and Capital Resources, page 10

3.   You disclose that you have granted "indefinite and informal" payment extensions on accounts receivable where you can demand payment at anytime. While we see your assertion that extended payment terms are typical in China, your accounting for revenues must comply with US GAAP, including SAB Topic 13. Accordingly, please respond to the following:

- Provide us a summary of the aging of your accounts receivable as of December 31, 2007 and as of the most recent balance sheet date. For significant accounts greater than 90 days old, please explain why you believe that collection is reasonably assured.

- Please confirm to us that you have not re-aged any customer receivables after the date that revenue was recognized. If you have done so, please explain the facts and circumstances, including why it was appropriate to recognize revenue at shipment.
- Please describe the typical timing of collection for outstanding receivables. Also describe your procedures to collect receivables outstanding for more than 90 days.
- Tell us why sales with indefinite payment terms should not be considered in-substance consignments. Refer to Question 2 of SAB Topic 13A.2 and explain how your practices consider that guidance.
- In light of what appear to be indefinite payment terms, please tell us the basis for your conclusion that collection is reasonably assured. Describe what you do and the evidence you gather in reaching that conclusion, including how and when you update that analysis prior to collection.
- Tell us whether you have granted payment term or pricing concessions after revenue was recognized at shipment. Please explain the circumstances leading you to grant those concessions for any significant accounts. If you have granted such concessions, please tell us why you believe revenue is fixed and determinable at shipment. Refer to SAB Topic 13 for guidance on the notion of fixed and determinable.
- Tell us how you can conclude that there have been no significant events of default by your customers if receivables have no specific due dates.
- Tell us whether you have granted payment terms where the customer, whether formally or informally, is not expected to remit payment before sell through by that customer. In those instances, please explain why it is appropriate in GAAP to recognize revenue before sell through occurs. Refer again to Question 2 of SAB Topic 13A.2.

Application of Critical Accounting Policies, page 12

4.   In light of the significant growth in sales and receivables in 2007 and your disclosure that you grant indefinite and informal extensions of credit to customers, please tell us why you should not provide critical accounting policy disclosure describing how you determine that collection of accounts receivable is reasonably assured. In that regard, it would appear that a conclusion that collection is reasonably assured would be particularly difficult if customer receivables are not timely collected or if those receivables have no specific payment terms.

5.   You disclose that the 18.5 year amortization period applied to deferred employee
        stock-based compensation is based on "the senior status of the employees, and our
        expectation that they will remain employed by ZQ Power-Tech for at least that
        period." In future filings please clarify how the assigned life is consistent with
        the guidance from paragraph 39 of SFAS 123(R) which indicates that
        compensation cost is recognized over the period during which an employee is
        required to provide service in exchange for an award. We note that you have
        previously represented to us that the assigned life is based on the vesting period.

Controls and Procedures, page 19

6.   You disclose that "The term disclosure controls and procedures (defined in SEC
        Rule 13a-15(e)) refers to the controls and other procedures of a company that are
        designed to ensure that information required to be disclosed by a company in the
        reports that it files under the Securities Exchange Act of 1934 (the "Exchange
        Act") is recorded, processed, summarized and reported within required time
        periods." While you are not required to repeat the definition of disclosure
        controls and procedures in your filing, if you chose to present that definition,
        please revise future filings so that what you disclose is substantially similar in all
        material respects to the language that appears in the entire two-sentence definition
        of disclosure controls and procedures as set forth in Rule 13a-15(e).

Financial Statements

Consolidated Statements of Income, page F-3

7.   In future filings please appropriately label weighted average shares and earnings
        per share for 2007 as "restated." Please also make clarifying footnote disclosure.

8.   It appears that you have a significant number of unvested shares granted for
        employee services that are currently included as outstanding for basic earnings
        per share purposes. Unvested shares are not normally included in weighted-
        average shares for basic earnings per share purposes. Please tell us how you
        concluded that your measure of basic earnings per share is appropriate in GAAP.
        Please refer to paragraphs 10 and 20 of SFAS 128 and paragraph 66 of SFAS
        123(R). Similar guidance applies to any non-vested shares granted to non-
        employees.

Note 2, Summary of Significant Accounting Policies, page F-7

9.   Based on the description of your Business on pages 4 and 5 it appears that you
       may have sales to significant customers as that notion is set forth in SFAS 131.
       Please tell us about your consideration of the significant customer disclosure from
       paragraph 39 of SFAS 131. Please make appropriate disclosure in the footnotes
       to future financial statements.

10.   The description of your Business also suggests that you are engaged in multiple
       lines of business based on the size, capacity and markets for your battery
       products. Please tell us why you have not provided product line disclosure as
       required by paragraph 37 of SFAS 131.

11.   As a related matter, if you conclude that you are required to make disaggregated
       disclosure under the cited guidance from SFAS 131, future MD&A should be
       expanded to specifically quantify and discuss revenues and changes in revenues
       generated from each product line.   While we see that you have provided some
       disaggregated quantified MD&A disclosure in Forms 10-Q for 2008, future
       MD&A should also describe substantive reasons for changes in the amounts and
       composition of sales by product line from period to period.

Revenue Recognition, page F-10

12.   Please expand future filings to describe how you apply, in your specific
       circumstances, each of the SAB 101 factors cited in the second sentence. Please
       also disclose when title passes. In addition, please also disclose the nature, terms
       and extent of discounts and return policies and procedures, including how these
       matters are considered in your revenue practices.

Income Taxes, page F-10

13.   In future filings please disclose the aggregate dollar and per share impact of the
       tax holidays in China. Refer to SAB Topic 11-C.

14.   As a related matter, the notes to your financial statements should include all relevant qualitative and quantitative disclosures from paragraphs 43 through 48 of SFAS 109. Since you are a Delaware company, those disclosures should appropriately consider income tax disclosure relevant to the consolidated financial statements in addition to any disclosure required to explain the income tax status of the operating business in China. To the extent you believe individual disclosures under the cited paragraphs of SFAS 109 are not applicable, please explain.

Foreign Currency Translation, page F-13

15.   You disclose that gains and losses from foreign currency transactions are included in accumulated other comprehensive income. Please tell us how that accounting is consistent with paragraph 15 of SFAS 52. Unless your transactions meet one of the exceptions described in paragraph 20 of SFAS 52, gains and losses from foreign currency transactions are normally recognized in earnings.

Note 5, Intangible Assets, page F-16

16.   In future filings disclose the expected amount of amortization for each of the next five years. Refer to paragraph 45a(3) of SFAS 142.

Note 10, Stock-Based Compensation, page F-19

17.   You have granted shares of stock under the 2004 and 2006 equity plans for which the vesting period approximates 18 years. Tell us whether any of the employees (including directors, officers and other employees) are no longer employed by your company. If so, tell us about the disposition of the unvested shares and quantify the number of individuals and the number of shares involved. If you have permitted recipients to retain shares that were not fully vested at the termination date (1) please explain the facts and circumstances and, (2) tell us why the vesting period appropriately represents the requisite service period for SFAS 123(R) purposes for shares continuing to vest for other recipients that you continue to employ.

18.   As a related matter, also tell us whether you physically issued the unvested shares granted from the equity plans to the recipients. If so, please explain what you do to re-acquire those shares if employment is terminated before vesting is complete.

19.   With respect to share grants under the equity incentive plans, if true, please revise future filings to clarify that fair market value on the date of grant is based on quoted market price on that date.   If it is not, please explain in response to this comment.

20.   With respect to consultants we note the unusually long contractual life for your consulting agreements, which last as long as 10 years. Please confirm to us that the individual consultants continue to provide services as specified in the underlying contracts. If not, please tell us why the amortization should not be accelerated in those instances.

Other

21.   We see that you issued a press release on October 16, 2008 announcing a significant new contract with Veken. Please file this contract or tell us why you are not required to file the contract under the requirements of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant